April 23, 2009

MR-MS FULL NAME ADDRESS1 ADDRESS2 CITY, STATE, ZIP Dear SALUTATION:

The bear market that began in October of 2007 continued into the first quarter of 2009. In fact, from its intraday peak of 1576 on October 11 to its intraday low of 666 on March 6, the market declined approximately 58%, as measured by the Standard & Poor’s 500 Index, making this one of the most significant bear markets on record. Consider this: From the market peak in October of 1929 to the nadir of the bear market in 1932, the stock market experienced a decline of 89%. However, unlike today’s mildly inflationary environment, that was a period of 25% deflation. When you view the 1929-1932 bear market from a real rate of return perspective (that is, factoring in the deflationary effect), that market was down approximately 64%. The real purchasing power of the current bear market is only 6% less than the real decline suffered during the mother of all bear markets! The last several weeks, however, have seen the market surge almost 30%, which makes this the best market rally since 1938. The volatility I referenced in my January letter is still with us!

Our small cap and large cap portfolios, while experiencing declines, have both exceeded their respective benchmarks. Our results are as follows:

Fiduciary Management, Inc. - Large Cap Equity Composite – Gross of Fees (%)						As of March 31, 2009
	Annualized Returns					Cumulative
	1 Year	3 Years		5 Years	Since Inception	Since Inception
Fiduciary Large Cap Equity	-28.94	-7.52		0.60	5.14	51.26
Standard & Poor’s 500 Index	-38.09	-13.05		-4.76	-4.17	-29.62
Inception: 12/31/2000

Fiduciary Management, Inc. - Small Cap Equity Composite – Gross of Fees (%)						As of March 31, 2009
	Annualized Returns					Cumulative
	1 Year	3 Years	5 Years	10 Years	Since Inception	Since Inception
Fiduciary Small Cap Equity	-26.71	-8.42	1.44	7.81	13.43	3890.01
Russell 2000 Index	-37.50	-16.80	-5.24	1.93	9.13	1188.62
Inception: 1/1/1980

Both of our portfolios have continued to perform “relatively” well in the short term as well as in the long term. In the April 3, 2009 edition of The Wall Street Journal, Lipper listed the top ten performing funds in their categories for the twelve months ended March 31. In the large cap value category, the FMI Large Cap Fund was the Number Four fund out of 589 funds, and in the small cap value category, the FMI Common Stock Fund ranked Number Five out of 329 funds (recall, the FMI Large Cap and Common Stock Funds replicate the securities held in our individually managed large cap and small cap accounts).

As I’ve repeatedly discussed in these memorandums, however, our focus remains on long term investment performance. To that regard, as of March 31, 2009, Morningstar ranked our funds as follows, in their respective peer groups:

MR-MS FULL NAME
April 23, 2009

Annualized Returns as of March 31, 2009	%Percentile Ranking in Category
	Morningstar Mid Cap Blend Category	Morningstar Large Cap Blend Category
	FMI Common Stock Fund (FMIMX)	FMI Large Cap Fund (FMIHX)
1 Year	2%	3%
3 Year	7%	4%
5 Year	3%	2%
10 Year	5%
	Data through 03/31/09

Additionally, we have continued to receive favorable commentary both in the press and among advisory services that follow the mutual fund industry. In the Business section of the March 19, 2009 issue of USA Today, John Waggoner, in a column discussing value funds, listed our FMI Large Cap Fund as one of the top five performing value funds over the past five years. Additionally, in a review published February 5, 2009 by Litman/Gregory, Rajat Jain, CFA, remarked,

Performance of the [FMI Large Cap] fund since its December 31, 2001, inception has been strong and consistent. The fund has generated an excess return of 5.2 percentage points, annualized, versus the index and has beaten its index in 90% of rolling 12-month periods. This performance has come with slightly lower volatility than the index … leading to superior risk-adjusted performance, i.e., a higher Sharpe ratio than its index.

Furthermore, Mr. Jain commented that the FMI team has “a clearly defined investment process and they execute this process in a disciplined manner. We are impressed with the quality, thoroughness and thoughtfulness behind the team’s fundamental company analysis.”

In its March 19, 2009 review of the FMI Common Stock Fund, Morningstar said, “In 2008, the fund lost 20%, which was still better than 99% of its peers,” that “Deep research and patience have been comanagers Patrick English and Ted Kellner’s recipe for success,” and that “It’s not terribly surprising that investors have found the fund easy to use, as it held up remarkably well during the 2000-02 bear market and lost much less than peers during 2008’s market downturn.”

As we stated in the enclosed Investment Strategy Outlook, there is, of course, no way to know when this bear market will end; but given the significant amount of damage inflicted upon individual securities, we believe we’re awfully close. While it is certainly counter-intuitive, most investors become increasing bullish as stocks move higher, and bearish as they move lower. At the lows reached in the first weeks of March, only 17% of investors were bullish, which was a 25-year low! (Barron’s) While no one knows what returns will be going forward, we think investment returns over the next 3-5 years will be extremely rewarding for equity investors, as detailed in our enclosed Investment Strategy Outlook letter.

As always, my partners and I appreciate your interest in Fiduciary Management. If you feel that either of our portfolios might be a fit for your long-term investment plans, we would welcome the opportunity to talk with you.

Sincerely,

Ted D. Kellner, CFA Chairman & Chief Executive Officer

/pmh Enclosures

100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 414-226-4545

INVESTMENT STRATEGY OUTLOOK - LARGE CAP EQUITY

Quarter Ended March 31, 2009

March 31, 2009

Fiduciary Management, Inc. large cap portfolios declined approximately 8.5% in the March quarter, slightly better than the minus 11.0% of the Standard & Poor’s 500 Index. Finance, Commercial Services and Retail Trade were the three sectors that drove relative performance. Cintas, McGraw Hill and Best Buy were the standout contributors. On the down side, Electronics and Technology Services, as well as Consumer Non-Durables underperformed. Tyco International, General Electric and Diageo all stumbled in the quarter. We continue to like these stocks and have added to all of them. In fact, we have added to a great many of our investments as prices have fallen and our optimism about their long-term prospects remains unshaken. Energy related stocks were also under severe pressure in the quarter as commodity prices fell and demand declined. This gave us an opportunity to initiate a position in Schlumberger, the leading worldwide oil service enterprise. We’ll have more to say about this investment momentarily.

The stock market continued its mercurial way, recently bouncing 20% off the early March lows. This trough followed an approximate 20% gain in the last six weeks of 2008. We’ve now had four rallies of this magnitude over the past eighteen months, and all of them have buckled to varying degrees so far. There is, of course, no way to know when a bear market will end, but if the amount of damage is any indication, we should be awfully close. According to The Leuthold Group, the S&P 500’s ten-year total return ending March 6 was negative 4.4% per year, or a cumulative loss of 36.3% . It was the worst ten-year stretch in U.S. stock market history, including the Great Depression.

Ten years ago, in the Securities Industry Association’s annual expectations survey, 1,500 investors were asked, “How well do you generally expect your investments to perform?” The average of their responses was plus 30%! It should have come as no surprise that, after a period of unprecedented returns (late 1990s), record high valuations, and unrealistically lofty expectations (as evidenced by this survey), we were on the cusp of a very difficult period. First the tech bubble deflated; then, following a period of easy money and unsustainable credit expansion, the housing bubble popped. Jeremy Grantham, a well-known Wall Street investor, calls the 2003-07 period “the greatest sucker rally in history.” As we can see from the accompanying chart, stocks have given back most of the gains from the 1990s bull market.

We’ve not seen any recent investment surveys but we’re quite sure they would reveal very low expected returns. But talk is cheap. Ten years ago cash levels were near record lows; today cash levels are pushing toward record highs (see chart on the following page) and Treasury bill yields are near zero. Fear has metastasized to nearly every sector of the market.

Valuations were extremely high ten years ago versus quite low today. Sentiment was very positive in 1999 and today it is near a record low. History shows time and time again that low returns follow high valuations and lofty expectations and high returns follow low valuations and pessimistic expectations. The table below depicts the ten-year annual compound returns for stocks following the fifteen worst ten-year periods in U.S. history. Following these poor returns, the lowest ten-year period compounded at 7.2% and the highest earned a 15.58% return. We believe the next ten years will fall into this range.

No two bear markets are exactly alike, however, and there is a tendency for investors to believe that “this one is really different.” Today, the inability to corral so-called toxic assets, the deterioration of credit quality, a collapse in corporate earnings, growing protectionism, a political assault on business interests, and breathtaking spending initiatives under the guise of “Keynesian Economics” have investors rattled. We’ve analyzed a number of financial panics going back to the beginning of the 19th century; with very few exceptions, panics were characterized by periods of excessive borrowing and over-speculation in real estate, precious metals and stocks (canals, railroads, automobiles, technology). The ensuing bear markets precipitated a raft of damaging governmental actions (unintended consequences) that typically slowed or thwarted corrective market responses. Despite this, the fundamentals eventually recovered and importantly, the stock market anticipated this in advance.

Past Ten Years					10 Year ACR	Next Ten Years					Annual Compound Return	Total Return
Q2	1929	to	Q2	1939	-3.65	Q2	1939	to	Q2	1949	8.62	128.54
Q1	1929	to	Q1	1939	-2.79	Q1	1939	to	Q1	1949	9.12	139.36
Q3	1929	to	Q3	1939	-2.74	Q3	1939	to	Q3	1949	7.74	110.79
Q1	1928	to	Q1	1938	-2.54	Q1	1938	to	Q1	1948	11.76	203.87
Q1	1930	to	Q1	1940	-1.42	Q1	1940	to	Q1	1950	9.65	151.31
Q2	1930	to	Q2	1940	-1.42	Q2	1940	to	Q2	1950	12.19	215.88
Q4	1928	to	Q4	1938	-0.65	Q4	1938	to	Q4	1948	7.21	100.63	‹—WORST
Q3	1928	to	Q3	1938	-0.10	Q3	1938	to	Q3	1948	8.12	118.31
Q3	1930	to	Q3	1940	0.18	Q3	1940	to	Q3	1950	12.57	226.85
Q4	1927	to	Q4	1937	0.20	Q4	1937	to	Q4	1947	9.61	150.39
Q4	1929	to	Q4	1939	0.23	Q4	1939	to	Q4	1949	9.09	138.67
Q2	1928	to	Q2	1938	0.44	Q2	1938	to	Q2	1948	9.52	148.39
Q3	1964	to	Q3	1974	0.49	Q3	1974	to	Q3	1984	15.58	325.30	‹—BEST
Q1	1931	to	Q1	1941	0.71	Q1	1941	to	Q1	1951	14.47	286.14
Q4	1964	to	Q4	1974	1.24	Q4	1974	to	Q4	1984	14.76	296.23
									Average		10.67	182.71

The Leuthold Group - March 2009

Of course we don’t know exactly how this bear market will transpire. Investing is a bit of a faith-based initiative, to borrow a popular phrase. The faith is born out of a belief that capitalism and freedom will ultimately prevail. A strong work ethic and desire to “improve one’s position,” as Adam Smith said, will drive success. The age of the imperial CEO and boards of directors that rubber-stamp ridiculous pay packages are on the run – and should be. Unfortunately, when populism runs too hot, people lose sight of the fact that private sector businesses create the wealth, employment and tax revenue, not the government. What the government gives to Peter, it must take from Paul.

Following TARP and TALF, as part of the Financial Stability Plan (and alongside the American Recovery and Reinvestment Act), the Treasury department recently introduced the Public-Private Investment Partnership, or PPIP. Barron’s recently quipped that PPIP should be renamed PIMP because the government is cheaply renting its balance sheet to private investors! Of course it’s easy to take potshots at the confusing myriad of government bailout programs introduced over the past year, but of all of them so far, the PPIP seems to make the most sense. Without getting into the details, we think the program will help the financial system reach price discovery in the troubled assets, an important first step in the recovery process.

For the benefit of new clients, our March and September letters deal with companies, and the June and December pieces discuss macro or market related subjects in more detail. Below we have highlighted two of our investments.

General Electric Co.

Description

General Electric (GE) is one of the largest and most diversified industrial manufacturing and financial corporations. Products include aircraft engines, locomotives, power generation equipment, transmission and distribution equipment, medical diagnostic devices, bioscience assays, engineered materials, lighting and appliances. Services include engineering, installation and maintenance, repair and overhaul (MRO) activities. GE Capital offers a broad array of financial services including consumer and commercial financing, leasing, real estate financing, asset management and mortgages. GE also owns NBC Universal.

Good Business

  The company is number one or number two in nearly all of its businesses.

  GE has unparalleled global breadth and diversification.

  GE has actively increased the recurring revenue (via service contracts) across their business lines.

  Most of GE’s products provide tangible economic value for customers and can generally be described as necessities rather than wants.

  The products and services are relatively easy to understand.

  GE currently has an AA rating with a neutral credit outlook.

  GE’s return on invested capital (ROIC) on their industrial businesses of approximately 16% still comfortably exceeds their cost of capital.

Valuation

  The current valuation reflects an overly dire outlook. GE has recently cut their dividend and is taking the necessary steps to shore up the balance sheet.

  On a price-to-earnings (P/E) basis, the stock is approximately 10 times highly depressed earnings. The ten- year P/E range is 8.0 - 33.0.

  The book multiple is approximately 1.0, in a ten year range of 0.8 - 7.8.

  The price-to-sales ratio is 0.6 compared to the ten-year range of 0.5 - 3.5x.

  An extremely conservative valuation on GE shares is $16.00 per share. GE Industrial should generate $0.80 of earnings, and using a P/E of 14, is worth approximately $12.00. GE Capital will be approximately $500 billion in assets once downsized. GE Capital has historically generated a 2% return-on-assets (ROA). Given the environment and GE’s higher cost of capital, a 1% ROA is reasonable, or roughly $0.50 in earnings. Assigning a P/E of 8 yields $4.00 per share.

  Longer-term, GE’s earning power should return to $2.00 or more, which should translate into a $25-30.00 stock.

Management

  Jeffrey Immelt, 52, has been Chairman and CEO since 2001. He has changed the business mix significantly following Jack Welch. Most of the insurance businesses were divested and over $80 billion has been spent on acquisitions.

  Despite a history of heavy mergers and acquisitions, there appears to be more focus on internal growth. The company has globalized research and development and divested some inferior businesses.

  GE has a highly regarded management development program. GE business unit leaders are considered to be among the best by analysts, competitors and executive recruiters.

Investment Thesis

GE’s depressed valuation reflects concerns about their financial exposure plus the impact of the current recession on GE’s Industrial Business. It appears that the company is projecting reserve and loss provisions of approximately $12 billion for 2009. The recent announcement to cut the dividend helps shore up the balance sheet. The biggest risk going forward is that GE may have to raise additional capital if credit quality doesn’t stabilize. We do not believe GE will follow the path of AIG or Citibank (massive bailouts). Some key points on GE Capital that support our viewpoint include:

  GE was never involved in financing or underwriting CDOs and does not have any off-balance sheet financing vehicles.

  GE is not engaged in derivatives (other than for hedging purposes).

  GE’s investment portfolio is marked-to-market and is conservatively structured.

  The main areas of concern are in GE’s lending portfolio.

  Over 50% of GE’s lending activities are related to their Industrial and Infrastructure businesses where they have considerable domain knowledge. The underwriting in this area is conservative and the reserving has been appropriate.

  GE’s commercial real estate lending (10% of GE Capital) portfolio is also a concern. Approximately 98% of their real estate lending is in a senior secured position. GE also holds $40 billion in equity interests in commercial real estate holdings. These commercial assets are 100% GE-owned, and diversified by geography and type. We have worked into our assumptions a 10-20% decline in these assets in our capital ratios.

  The size of GE’s consumer lending (40% of GE Capital’s lending) is the area of most concern. The reserving for future losses increased in 2008 and has accelerated this year in areas such as mortgages, auto loans, credit cards, and other installment debt.

We have gone through GE Capital’s balance sheet in exhaustive detail to estimate potential losses in the consumer and real estate areas. We have worked into our assumptions a difficult economy for both 2009 and 2010. While the financial area has proven to be an enormous disappointment thus far in our ownership tenure, it has resulted in a stock that is significantly undervalued. We believe the stock is trading for less than the value of the industrial businesses, suggesting a negative value for GE Capital. Over the next three to five years, we believe the stock will appreciate significantly.

Schlumberger Limited

Description

Schlumberger is the world’s leading supplier of oilfield products and services. The company operates in each of the major oilfield markets, providing products and services that cover the entire life cycle of the reservoir. Europe/CIS/Africa accounts for 34% of revenue, followed by North America at 24%, Middle East & Asia 24%, and Latin America 17%.

Good Business

  Schlumberger is the market leader in businesses that represent nearly 60% of its revenue and is number one or number two in segments that make up almost 90% of revenue. Barriers to entry are on the rise due to the increasing complexity of wells and high levels of investment required to compete internationally.

  The company’s products and services are necessities in the exploration and production of oil and gas.

  Schlumberger generates an ROIC north of 20% over a cycle.

  This is an easy business to understand.

  The debt-to-capital ratio, net of cash, is 8.6%. Standard & Poor’s has accorded the company’s bonds a rating of A+/stable outlook.

Valuation

  If sales were to contract by a third from the 2008 level and the market were to ascribe the trough enterprise value-to-sales (EV/sales) multiple of 2.0 reached in 2002/2003 on this level of sales, Schlumberger would be valued at $29.00 per share, or downside of 21%.

  Schlumberger trades for 2.61x book. The stock traded down to 2.75x book in 1998 and 2.26x book during the most recent downturn in 2002. The company would be valued at around $32.00 per share if it were to revisit its 2002 low, or downside of 13%.

  We conservatively estimate that the company can earn $3.00 per share by 2012. Investors have typically accorded the stock a P/E multiple in excess of 20. At this valuation, the stock has approximately 70% upside.

  The reward-to-risk ratio is an attractive 3.5-4.0 to 1.0.

Management

  Andrew Gould, 62, has served as Chairman and CEO since February 2003. He previously served as President and COO of the company, and before that was Executive Vice President of Oilfield Services. Gould started his career at Schlumberger in 1975.

  Simon Ayat, 54, has served as CFO since March 2007. He previously served as Treasurer of the company from February 2005 to March 2007, and before that was Controller, from December 2002 to February 2005.  Ayat has been with Schlumberger for 24 years.

  Ashok Belani, 50, has served as Chief Technology Officer since March 2006. He joined Schlumberger as a  field engineer in 1980.

Investment Thesis

Schlumberger’s stock price has fallen 67% from its 52-week high due to the significant contraction in oil and gas prices following the onset of the recession. However, we believe this represents a cyclical slowdown rather than an end to the secular upturn. The demand for commodities will increase once global growth resumes, from which Schlumberger stands to benefit as a leading supplier of “picks and shovels” to the energy industry. In addition, an investment in Schlumberger would represent a hedge on inflation, which is a possible byproduct of heavy deficit spending by the government.

X X X

Finally, in the aftermath of the Madoff and Stanford Financial Group frauds, among others, some of our clients have asked about the safeguards in their portfolios. Fiduciary Management, Inc. is not a broker-dealer, nor do we custody the assets. Third-party firms such as Bank of New York or U.S. Bank, N.A. hold the securities. Clients receive a bank statement that can easily be reconciled with the statements from Fiduciary Management, Inc. Furthermore, the Fiduciary large cap portfolios largely mimic the FMI Large Cap Fund, a public mutual fund managed by Fiduciary Management, Inc. that is regulated under the Investment Act of 1940. The Fund’s net asset value is calculated and published every day and is audited by PricewaterhouseCoopers, LLP. The portfolio does not use leverage. Perhaps most importantly, "we eat our own cooking." The managers and employees of Fiduciary Management, Inc. are invested right alongside our clients. A substantial part of the net worth of the key decision makers are invested in both the mutual fund that mirrors client accounts and the stock of Fiduciary Management, Inc. This does not guarantee investment success, but it does bring an added level of care and due diligence to everything we do. Our investment was significantly increased in recent months.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-3/31/2009

						Total
	Total	Total				Composite	Total Firm
	Return	Return				Assets	Assets End	Percentage
	Gross of	Net of	*Benchmark	Number of		End of Period	of Period	of Firm
Year	Fees %	Fees %	Return %	Portfolios	Dispersion %	($ millions)	($ millions)	Assets %

2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%

2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%

2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%

2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%

2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%

2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%

2007	4.53	4.33	5.48	86	0.48	$ 1,000.2	$ 3,960.4	25.26%

2008	-26.65	-26.78	-37.03	130	0.63	$ 1,969.3	$ 4,062.5	48.48%

Q1 2009**	-8.42	-8.45	-11.01	157	0.61	$ 2,101.7	$ 4,113.4	51.09%

*Benchmark: S&P 500 Index® ** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firm-wide GIPS verification for the period 12/31/1993 - 12/31/2008. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 12/31/2008.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.65%
$25,000,001-$50,000,000	0.55%
$50,000,001-$100,000,000	0.45%
$100,000,001 and above	0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 414-226-4545

INVESTMENT STRATEGY OUTOOK - SMALL CAP EQUITY

Quarter Ended March 31, 2009

March 31, 2009

Fiduciary Management, Inc. small cap portfolios declined approximately 9% in the March quarter compared to minus 15% for the Russell 2000 Index. Finance, Distribution Services and Industrial Services drove relative performance. Affiliated Managers, Arrow Electronics, and Dresser-Rand were the standout contributors. On the down side, Technology Services, Electronic Technology and Commercial Services were the worst relative sectors. Protective Life, Winn-Dixie and AMN Healthcare all stumbled significantly in the quarter. We have “reunderwritten” each of these companies and continue to like the risk to reward equation. We have added to a great many of our investments as prices have fallen and our optimism about their long-term prospects remains unshaken. Energy related stocks were also under severe pressure in the quarter as commodity prices fell and demand declined. This gave us an opportunity to increase our position in St. Mary Land & Exploration.

The stock market continued its mercurial way, recently bouncing 20% off the early March lows. This trough followed an approximate 20% gain in the last six weeks of 2008. We’ve now had four rallies of this magnitude over the past eighteen months, and all of them have buckled to varying degrees so far. There is, of course, no way to know when a bear market will end, but if the amount of damage is any indication, we should be awfully close. According to The Leuthold Group, the S&P 500’s ten-year total return ending March 6 was negative 4.4% per year, or a cumulative loss of 36.3% . It was the worst ten-year stretch in U.S. stock market history, including the Great Depression.

Ten years ago, in the Securities Industry Association’s annual expectations survey, 1,500 investors were asked, “How well do you generally expect your investments to perform?” The average of their responses was plus 30%! It should have come as no surprise that, after a period of unprecedented returns (late 1990s), record high valuations, and unrealistically lofty expectations (as evidenced by this survey), we were on the cusp of a very difficult period. First the tech bubble deflated; then, following a period of easy money and unsustainable credit expansion, the housing bubble popped. Jeremy Grantham, a well known Wall Street investor, calls the 2003-07 period “the greatest sucker rally in history.” As we can see from the accompanying chart, stocks have given back most of the gains from the 1990s bull market.

We’ve not seen any recent investment surveys but we’re quite sure they would reveal very low expected returns. But talk is cheap. Ten years ago cash levels were near record lows; today cash levels are pushing toward record highs (see chart on the following page) and Treasury bill yields are near zero. Fear has metastasized to nearly every sector of the market.

Valuations were extremely high ten years ago versus quite low today. Sentiment was very positive in 1999 and today it is near a record low. History shows time and time again that low returns follow high valuations and lofty expectations and high returns follow low valuations and pessimistic expectations. The table below depicts the ten-year annual compound returns for stocks following the fifteen worst ten-year periods in U.S. history. Following these poor returns, the lowest ten-year period compounded at 7.21% and the highest earned a 15.58% return. We believe the next ten years will fall into this range.

No two bear markets are exactly alike, however, and there is a tendency for investors to believe that “this one is really different.” Today, the inability to corral so-called toxic assets, the deterioration of credit quality, a collapse in corporate earnings, growing protectionism, a political assault on business interests, and breathtaking spending initiatives under the guise of “Keynesian Economics” have investors rattled. We’ve analyzed a number of financial panics going back to the beginning of the 19th century; with very few exceptions, panics were characterized by periods of excessive borrowing and over-speculation in real estate, precious metals and stocks (canals, railroads, automobiles, technology). The ensuing bear markets precipitated a raft of damaging governmental actions (unintended consequences) that typically slowed or thwarted corrective market responses. Despite this, the fundamentals eventually recovered and importantly, the stock market anticipated this in advance.

Past Ten Years					10 Year ACR	Next Ten Years					Annual Compound Return	Total Return
Q2	1929	to	Q2	1939	-3.65	Q2	1939	to	Q2	1949	8.62	128.54
Q1	1929	to	Q1	1939	-2.79	Q1	1939	to	Q1	1949	9.12	139.36
Q3	1929	to	Q3	1939	-2.74	Q3	1939	to	Q3	1949	7.74	110.79
Q1	1928	to	Q1	1938	-2.54	Q1	1938	to	Q1	1948	11.76	203.87
Q1	1930	to	Q1	1940	-1.42	Q1	1940	to	Q1	1950	9.65	151.31
Q2	1930	to	Q2	1940	-1.42	Q2	1940	to	Q2	1950	12.19	215.88
Q4	1928	to	Q4	1938	-0.65	Q4	1938	to	Q4	1948	7.21	100.63	‹—WORST
Q3	1928	to	Q3	1938	-0.10	Q3	1938	to	Q3	1948	8.12	118.31
Q3	1930	to	Q3	1940	0.18	Q3	1940	to	Q3	1950	12.57	226.85
Q4	1927	to	Q4	1937	0.20	Q4	1937	to	Q4	1947	9.61	150.39
Q4	1929	to	Q4	1939	0.23	Q4	1939	to	Q4	1949	9.09	138.67
Q2	1928	to	Q2	1938	0.44	Q2	1938	to	Q2	1948	9.52	148.39
Q3	1964	to	Q3	1974	0.49	Q3	1974	to	Q3	1984	15.58	325.30	‹—BEST
Q1	1931	to	Q1	1941	0.71	Q1	1941	to	Q1	1951	14.47	286.14
Q4	1964	to	Q4	1974	1.24	Q4	1974	to	Q4	1984	14.76	296.23
									Average		10.67	182.71

The Leuthold Group - March 2009

Of course we don’t know exactly how this bear market will transpire. Investing is a bit of a faith-based initiative, to borrow a popular phrase. The faith is born out of a belief that capitalism and freedom will ultimately prevail. A strong work ethic and desire to “improve one’s position,” as Adam Smith said, will drive success. The age of the imperial CEO and boards of directors that rubber-stamp ridiculous pay packages are and on the run – and should be. Unfortunately, when populism runs too hot, people lose sight of the fact that private sector businesses create the wealth, employment and tax revenue, not the government. What the government gives to Peter, it must take from Paul.

Following TARP and TALF, as part of the Financial Stability Plan (and alongside the American Recovery and Reinvestment Act), the Treasury department recently introduced the Public-Private Investment Partnership, or PPIP. Barron’s recently quipped that PPIP should be renamed PIMP because the government is cheaply renting its balance sheet to private investors! Of course it’s easy to take potshots at the confusing myriad of government bailout programs introduced over the past year, but of all of them so far, the PPIP seems to make the most sense. Without getting into the details, we think the program will help the financial system reach price discovery in the troubled assets, an important first step in the recovery process.

For the benefit of new clients, our March and September letters deal with companies, and the June and December pieces discuss macro or market related subjects in more detail. Below we have highlighted two of our investments.

Rofin-Sinar Technologies, Inc.

Description

Rofin engages in the engineering, manufacture, and marketing of industrial lasers and supplies used for materials processing applications worldwide. The company offers laser products to machine tool and automotive markets, for cutting and welding metals applications, and laser marking products to semiconductor and electronics markets, for marking integrated circuits, electronic components, smart cards, labels, and car components. It also provides laser products for spot welding, fine cutting, and micro-structuring applications used in dentistry, jewelry, medical components, semiconductors, electronics and consumer goods markets.

Good Business

  Rofin provides lasers and laser systems that are highly valued by customers, allowing them to lower costs and increase efficiencies.

  Rofin’s current installed base is greater than 31,000 laser units. The company generates recurring revenues from these units through the sale of components, replacement parts, and services, which accounted for 35% of fiscal 2008 revenues.

  The world market for industrial laser materials processing is expected to grow approximately 10% on average over the next decade, as lasers continue to replace traditional machine tools in certain manufacturing applications. Rofin is strongly positioned to benefit from this industry growth with its quality, diverse product portfolio and technological leadership.

  Rofin comfortably earns its cost of capital. The company has averaged a return on invested capital (ROIC) of 13.8% and 11.2% over the trailing five- and ten-year periods, respectively.

  Rofin’s business is not very capital intensive and generates excess free cash flow. In November 2007, the board authorized a $120 million share repurchase program. This program was completed by June 2008 and resulted in a 6% reduction in shares.

  It is conservatively financed with net cash of $50 million on its balance sheet.

Valuation

  Over the past twelve months, Rofin’s shares have fallen 63.7%, and are down 69.3% from their all-time high of $48.83 reached in December 2007.

  The stock sells for approximately 0.7x enterprise value-to-sales (EV/sales), 3.5x enterprise value-to- earnings before interest, taxes, depreciation and amortization (EV/EBITDA), and 7.1x trailing earnings.
  Since Rofin became a public company in 1996, the average multiples have been 1.3x EV/Sales, 8.4x EV/EBITDA, and 18.7x earnings.

  A list of thirteen recent industry acquisitions completed since 2003 yields median multiples of 1.7x EV/Sales and 11.9x EV/EBITDA. Rofin’s private market value appears to be at least $30.00 per share.

Management

  Rofin’s management has extensive industry experience. Chairman Peter Wirth has been with the company for 30 years. CEO Gunther Braun has a 20-year tenure. Current board member Carl Baasel has over 30 years of industry experience.

  Management has received high marks from various industry sources. They have been good stewards of capital.

Investment Thesis

Rofin’s long-term business prospects are attractive as the company is well positioned to benefit from secular growth in the laser industry. The steep worldwide economic decline, however, has recently resulted in severe revenue and earnings shortfalls. Capital spending of all varieties is being delayed or cancelled. Rofin is taking aggressive action to size their business so as to remain profitable in this down cycle. They have the balance sheet to get through this extremely difficult period. The valuation is attractive for investors with a three- to five-year time horizon.

Bio-Rad Laboratories, Inc.

Description

Bio-Rad is a leading global provider of a broad array of instruments and recurring consumables to the life sciences, clinical and molecular diagnostic laboratory end-markets. The company operates in two segments, Clinical Diagnostics (63% of revenues, 79% of earnings) and Life Sciences. The Diagnostics business supplies reagents, instruments and software for patient testing, diagnosis and disease monitoring. Life Sciences supplies tools for separation, purification and analysis of biological materials used in disease and drug discovery research. Broadly, company revenues can be attributed to hospital labs (30%), academia (25%), reference labs (17%), biopharma (13%), industrial (8%), and transfusion labs (7%). Bio-Rad generates 65% of its sales outside the United States (43% Europe, 16% Pacific Rim, 6% other).

Good Business

  Bio-Rad generates over 60% of its sales from market-leading products, including autoimmune diagnostics, diabetes monitoring, hospital infection testing and other specialty diagnostic testing markets.

  Over 70% of revenues are recurring. Sales are highly diversified with over 8,000 products. No individual customer accounts for more than 2% of revenues. Instrument placements are sticky, as researchers and clinicians are loath to revalidate their procedures and test results on other vendors’ equipment.

  Adjusted ROIC has averaged 10%. Incremental returns on capital are significantly better than 10%.

  Bio-Rad maintains a strong balance sheet.

  The company provides critical necessities and it is an understandable business.

Valuation

  Bio-Rad is trading at the low end of its long-term price-to-earnings (P/E) range (14-25). The stock’s average P/E has been approximately 18.

  Bio-Rad’s EV/Sales ratio is also on the low end of its long-term range (1.0 to 2.2).

  Its private market value is substantially above the current public market valuation, based on transactions consummated over the past several years.

Management

  Norman Schwartz is the current CEO, having spent the past 30 years alternatively managing the Life Sciences and Diagnostics businesses.

  Brad Crutchfield and John Goetz, both long time employees, lead the Life Sciences and Diagnostic businesses, respectively.

  Christine Tsingos has been the company’s CFO since 2002.

Investment Thesis

Bio-Rad is a broadly diversified life sciences and diagnostics company with an attractive business model. The company generates a majority of its revenues from market-leading positions in niche specialized products. Revenues are highly recurring and stand to benefit from broad trends within health care -- including an increased focus on early diagnosis, preventative medicine, bio-markers and general innovation in the pharma and bioscience industries. The valuation is reasonable for a high quality franchise.

X X X

Finally, in the aftermath of the Madoff and Stanford Financial Group frauds, among others, some of our clients have asked about the safeguards in their portfolios. Fiduciary Management, Inc. is not a broker-dealer, nor do we custody the assets. Third-party firms such as Bank of New York or U.S. Bank, N.A. hold the securities. Clients receive a bank statement that can easily be reconciled with the statements from Fiduciary Management, Inc. Furthermore, the Fiduciary small cap portfolios largely mimic the FMI Common Stock Fund, a public mutual fund managed by Fiduciary Management, Inc. that is regulated under the Investment Act of 1940. The Fund’s net asset value is calculated and published every day and is audited by PricewaterhouseCoopers, LLP. The portfolio does not use leverage. Perhaps most importantly, "we eat our own cooking." The managers and employees of Fiduciary Management, Inc. are invested right alongside our clients. A substantial part of the net worth of the key decision makers are invested in both the mutual fund that mirrors client accounts and the stock of Fiduciary Management, Inc. This does not guarantee investment success, but it does bring an added level of care and due diligence to everything we do. Our investment was significantly increased in recent months.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1998-3/31/2009

						Total
	Total	Total				Composite	Total Firm
	Return	Return				Assets	Assets End	Percentage
	Gross of	Net of	*Benchmark	Number of		End of Period	of Period	of Firm
Year	Fees %	Fees %	Return %	Portfolios	Dispersion %	($ millions)	($ millions)	Assets %

1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%

2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%

2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%

2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%

2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%

2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%

2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%

2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%

2007	-1.07	-1.58	-1.57	161	0.85	$ 1,520.2	$ 3,960.4	38.39%

2008	-21.03	-21.44	-33.79	145	1.16	$ 1,212.4	$ 4,061.5	29.85%

Q1 2009**	-9.38	-9.55	-14.95	140	0.43	$ 1,147.5	$ 4,113.4	27.90%

*Benchmark: Russell 2000 Index® ** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firm-wide GIPS verification for the period 12/31/1993 - 12/31/2008. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.90%
$25,000,001-$50,000,000	0.85%
$50,000,001-$100,000,000	0.75%
$100,000,001 and above	0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks. FMI uses the Russell 2000 Index® as its primary index comparison.

Disclosure Footnote

The average annual total returns of the FMI Common Stock Fund for 1 year, and annualized 5 year and 10 year periods ended March 31, 2009 were: -25.81%, 0.72%, and 7.17%, respectively.

The average annual total returns of the FMI Large Cap Fund for 1 year, and annualized 5 year and inception (12/31/01) periods ended March 31, 2009 were: -29.24%, -0.04%, and 2.13%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Funds, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Funds. Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384-4000

Lipper

Lipper, Inc. is an independent investment research firm that produces institutional quality information, analytics and commentary to enable asset managers and investors to make sound decisions. Lipper is solely focused on providing information, analysis, and benchmarking of funds and collective trusts. For more information about Lippers visit www.lipperweb.com or call 877-955-4773.

Litman Gregory AdvisorIntelligence

AdvisorIntelligence is published by Litman/Gregory Asset Management and their mission is to share the independent investment research, client communications, and practice management expertise that helped their firm grow to over $5 billion in assets under management. Litman/Gregory Asset Management LLC, founded in 1987, is a fee-only investment advisor based in Larkspur and Orinda, CA. The Litman/Gregory companies include four business lines, all driven from the same intensive, fundamental asset-class and manager research. They manage money for high-net-worth individuals, publish our research through AdvisorIntelligence, advise the Masters' Select Funds, and provide Managed Portfolios for other advisors through turn-key asset management platforms. As financial advisors, they believe they can relate to the needs and issues investors face. There are many resources available to financial advisors, but in their opinion very few offer well-thought-out, high-quality information and advice that are of practical use to advisors. For more information about Litman Gregory AdvisorIntelligence visit www.advisorintelligence.com or call 800-776-9555.